Exhibit 3.1

ARTICLES OF AMENDMENT

1.	The name of the corporation is R Wireless, Inc.

2.	The Board of Directors has adopted the following amendment to the Articles of Incorporation:

The name of the corporation shall be changed to TX Holdings, Inc.

3.	The amendment was adopted by the Board of Directors on July 25, 2005.

4.	The amendment was adopted by the Board of Directors without shareholder approval and shareholder approval was not required.

5.
The corporation shall cause a notice of change of corporate name to be published in the Columbia News-Times, the official organ of Columbia Country, Georgia, pursuant to the provisions of O.C.G.A Section 14-2-1006.1.

6.	Executed on behalf of TX Holdings Inc. by Mark Neuhaus on July 25, 2005.

TX Holdings Inc.

By:	/s/ Mark Neuhaus
Mark Neuhaus
Chairman and CEO
TX Holdings Inc.